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                                                                      EXHIBIT 12

                       JOHNSON & JOHNSON AND SUBSIDIARIES

       STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN MILLIONS)

                                                                  FISCAL YEAR ENDED
                                         --------------------------------------------------------------------
                                         JANUARY 3,   DECEMBER 28,   DECEMBER 29,   DECEMBER 31,   JANUARY 1,
                                          1999(2)         1997           1996           1995          1995
                                         ----------   ------------   ------------   ------------   ----------
Determination of Earnings:
  Earnings Before Provision for Taxes
     on Income.........................    $4,269         4,576          4,033         3,317         2,681
  Fixed Charges........................       190           198            204           219           234
                                           ------        ------         ------         -----         -----
          Total Earnings as Defined....    $4,459         4,774          4,237         3,536         2,915
                                           ======        ======         ======         =====         =====
Fixed Charges and Other:
  Rents................................        80            78             79            76            92
  Interests............................       110           120            125           143           142
                                           ------        ------         ------         -----         -----
          Fixed Charges................       190           198            204           219           234
  Capitalized Interest.................        71            40             55            70            44
                                           ------        ------         ------         -----         -----
          Total Fixed Charges..........    $  261           238            259           289           278
                                           ======        ======         ======         =====         =====
Ratio of Earnings to Fixed Charges.....     17.08         20.06          16.36         12.24         10.49
                                           ======        ======         ======         =====         =====

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(1) The ratio of earnings to fixed charges represents the historical ratio of the Company and is calculated on a total enterprise basis. The ratio is computed by dividing the sum of earnings before provision for taxes and fixed charges (excluding capitalized interest) by fixed charges. Fixed charges represent interest (including capitalized interest) and amortization of debt discount and expense and the interest factor of all rentals, consisting of an appropriate interest factor on operating leases.

(2) 1998 earnings include charges related to restructuring of $613 million and in-process research and development charges, relating primarily to the DePuy acquisition, of $164 million. Excluding the effect of these charges, the ratio of earnings to fixed charges would have been 20.06.

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